May 29, 2019

United States Securities and Exchange Commission
Division of Corporate Finance

REF:      Response Letter to SEC comment letter Dated May 14, 2019
American Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 3, 2019
Form 8-K as of February 12, 2019
Filed February 22, 2019
File No. 001-38816

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form 10-K for the Year Ended December 31, 2018

Note 1: Summary of Significant Accounting Policies
Basis of Presentation and Consolidation: page F-8

1. We note your response to comment two. Please revise your balance sheet presentation to replace the Mine Development caption with the correct description of the acquired property, plant and equipment.

Response: We concur and will file accordingly.

2. Please amend your filing, as well as your Form 10-Q (as applicable), to comply with our prior comments one, two, three and four.

Response: We concur and will file accordingly.

Form 8-K filed February 22, 2019
Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3. Please amend your filing to reflect the corrected dates indicated in your response hereunder and your correspondence dated May 6, 2019.

Response: We concur and will file accordingly.

4. We note your response to comment 5. Asset acquisitions, such as the subject transaction entered into on February 12, 2019, is scoped out of the Business Combinations guidance.
Refer to ASC 805-10-15-4(b). Instead, the accounting and valuation of asset acquisitions should be based on the guidance in ASC 718 (as amended, effective 2019) which sets a grant date for determining the fair value of equity transactions including non-employee transactions. However, the determination of the grant date shall be based on the relevant facts and circumstances. In setting the grant date of the stock as of February 12, 2019 (the date of the agreements), tell us your consideration of the following:

● the reasons for the stipulated conditions in the agreement, including but not limited to the effectiveness of the Form S-1 and the required NASDAQ listing; and
● the reasons for the delay in the closing date of the transaction (February 22, 2019) and the events that transpired between the agreement date and the closing date.

In addition, in light of the parties' mutual understanding of the key terms and conditions, explain to us why the IPO and NASDAQ listing date (February 15, 2019) was not deemed the grant date of the stock for asset valuation purposes. These conditions appear to be more than just a formality and it is not clear how the grantee could be affected by subsequent changes in the price of the shares prior to this date. Refer to ASC 718-10-25-5 and 718-10-55-82 and 83.

Response:

Fair value of shares given –

ASC 718 Grant Date Definition –
●
‘The date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award.’ - This was met on February 12, 2019.
●
‘The grantor becomes contingently obligated on the grant date to issue equity instruments or transfer assets to a grantee who delivers the goods or renders assets to a grantee who delivers the goods or renders the service.’ – This was met on February 12, 2019 when consideration was granted and control was taken.
●
‘The grant date for an award of equity instruments is the date that a grantee begins to benefit from, or be adversely affected by, subsequent changes in the price of the grantor’s equity shares.’ As discussed in the following paragraphs this was met on February 12, 2019.

ASC 718-10-25-25 – Grant date definition is met when the mutual understanding of key terms and conditions which were realized on February 12, 2019 amongst the two parties. The conveyance of rights and control and consideration were agreed to on February 12, 2019.

Further, the consideration for the transaction was agreed to and distributed on February 12, 2019 at which point the Company gained control and assumed the risk of loss for the assets acquired. Once the documents were signed on February 20, 2019, the Form 8k was filed on February 22, 2019. The date the company gained control and the grantee was issued shares of stock that they were able to benefit or be adversely affected by is the date the shares were valued at. There was no contingency based on IPO approval or Nasdaq listing (which were both obtained on February 14, 2019). They were just listed as customary conditions that the seller’s attorney added to the documents. The seller would have waived them if the conditions weren’t met and accepted the shares which were issued on February 12, 2019. Over the course of February 13, 2019 when the prospects of the IPO gaining SEC approval were looking bleak, the Company and the seller had conversations whether those conditions would be waived if approval wasn’t obtained and the Seller stated that they would be hence the date of share issuance being February 12, 2019. On this date the Company took the risk of fluctuation of the assets acquired and the Seller took the benefit and or risk of the stock fluctuating. The company immediately began operating under the basis of the owned asset on February 12 including providing security for the location acquired.

According to: 718-10-55-82 ‘The grant date for an award will be the date that a grantee begins to benefit from, or be adversely affected, by subsequent changes in the price of the grantor’s equity shares.’ As the shares were issued via a formal stock issuance instruction form provided by the Company’s transfer agent VStock Transfer which was submitted on February 12, 2019 the grantee was on that date able to benefit from or be adversely affected by subsequent changes in the price of the shares issued. The number of shares for consideration did not fluctuate past the agreed to February 12, 2019 even though the stock price declined. The Company took control on this date and began providing security for the location acquired and managing and making operational decisions.

According to: 718-10-55-83 ‘The determination of the grant date shall be based on the relevant facts and circumstances.’ The two principals had a mutual understanding that the consideration and control of the assets was transferred on February 12, 2019. The seller knew that the Company was undertaking the S-1 registration process and up-listing which are very timing consuming tasks. The seller therefore set a signing date of the agreements for February 20, 2019 knowing that the Company would assume control over the assets on February 12, 2019 and would be under immense amount of time constraints while on their IPO roadshow.

Timing throughout transaction – We have worked diligently hard to be completely transparent and comply will all rules put in front of us. We have no accounting or administrative staff other than the CFO and we know the IPO process would take all available capacity from the CEO and CFO. The seller was aware of the Company’s capacity constraints as well and agreed to have final signatures due on February 20, 2019.

From the moment the government re-opened on January 20, 2019 and the Company received notice of no further comments to its S-1 registration statement on January 21, 2019 all time of the Company’s officers was focused on completing the registration and subsequent up-listing. This included multi-city and multi-week investor roadshow, correspondence with SEC examiners, auditors, Nasdaq reviewers and underwriter counsel and several personal and family matters for the CEO and CFO. There was also a health matter that needed to be attended to during the post IPO due diligence process.

During the IPO process, the Company was in communication with the Seller representatives the entire time and at no time were any concerns raised regarding the signing of the documents on February 20, 2019. The Seller understood that the date was the first practicable date for signature.

After review of the responses, please let us know if you have additional questions or comments. Our previous filings will be amended once the items above are agreed to.

__________________________________
Kirk P. Taylor
Chief Financial Officer

American Resources Corporation ● www.AmericanResourcesCorp.comP.O. Box 606 ● Fishers, IN ● 46038